Exhibit 99.4

Mark Kaufman

16, boulevard de la Princesse Charlotte

98000 Monaco

William V. Carey

Chairman of the Board of Directors

Central European Distribution Company

Ul. Bobrowiecka 6

00-728 Warszawa

Poland

By e-mail and fax (+48 22 455 1810)

Copy to:

Central European Distribution Company

3000 Atrium Way, Suite 265

Mt. Laurel, NJ 08054

USA

By fax (+1 856 273 6996)

February 21, 2012

Dear Bill,

On February 17, 2012, pursuant to and in accordance with the amended and restated bylaws of Central European Distribution Corporation (“CEDC”), I timely filed a written notice of my intention to nominate myself for election as a director of CEDC at the 2012 annual meeting of stockholders.

As our company’s second largest stockholder and a businessman with over 20 years international experience in the wine and spirits industry — much of it in Russia, which now represents over 75% of CEDC’s revenues — I believe that my perspective can make a significant and valuable contribution to the board of directors at this critical juncture as it considers various strategic options, including whether the “strategic alliance” recently proposed by Russian Standard is in the best interests of our Company and its stockholders.

Accordingly, I would accept to be nominated to the board of directors to fill an existing vacancy prior to the 2012 annual meeting of stockholders, as previously discussed from time to time with you and David Bailey, as the Lead Director and Chairman of the Nominating and Corporate Governance Committee.

I would appreciate a response to this letter by March 12, 2012.

Very truly yours, /s/ MARK KAUFMAN Mark Kaufman